

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

Gerard Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

      Re: Acquired Sales Corp.
          Preliminary Information Statement on Schedule 14C
          Filed January 17, 2020
          File No. 000-52520

Dear Mr. Jacobs:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C Filed January 17, 2020

General

1.   Please discuss the background of the merger in greater detail, including the material legal and financial issues that led your board to approve the merger. Describe the negotiations or material contacts between the parties concerning the merger during the past two years and file any material agreements as exhibits. Refer to Item 14(b)(7) of Schedule 14A. Further, please provide a description of the merger agreement and all ancillary agreements, including all material terms.

2.   In your background of the merger discussion, please describe the conditions to the merger that were outlined in the original letter of intent and the circumstances of how these conditions changed (e.g. the $9 million financing condition).

3.   Please revise your description of the transaction to discuss the reasons for the terminated merger with CBD Lion LLC.

4.   Please discuss in detail the bonus payments to be paid to current executive officers if Warrender Enterprises d/b/a Lifted Liquid meets its $15 million and $25 million revenue targets.

5.   Please revise to describe your business plans post-merger. We note that pre-merger your business strategy was to acquire CBD-related operating entities, but upon completion of the merger your available capital will be limited. Please clarify if you still intend to continue with an acquisition strategy and, if so, how will you finance such strategy.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Edwin Kim, Staff Attorney, at (202) 551-3297 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology